NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ("NYSE" or the "Exchange") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to remove the entire class of Redeemable Warrants, each whole Warrant exercisable for one-eighth (1/8th) of a share of Class A Common Stock at an exercise price of $92.00 per whole share (the "Warrants") of BlackSky Technology Inc. (the "Company") from listing and registration on the Exchange on September 8, 2026, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Warrants are no longer suitable for continued listing and trading on the NYSE. The Exchange has determined that the Warrants are no longer suitable for listing based on "abnormally low selling price" levels, pursuant to Section 802.01D of the Listed Company Manual. On August 10, 2026, the Exchange determined that the Warrants of the Company should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Warrants from listing and registration on the NYSE. The Company was notified on August 10, 2026. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on August 10, 2026, and trading in the Warrants was immediately suspended. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange, the determination to delist the Warrants, provided it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.